UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release
(BR GAAP)

2nd Quarter of 2017

Santander

Simple | Personal | Fair

Table of Contents

Managerial Analysis of Results – BR GAAP

- Data Summary for the Period 03
- Strategy 04
- Executive Summary 07
- Santander Brasil Results 09
  - Managerial Financial Statement 09
  - Balance Sheet 14
- Our Shares 24
- Ratings 25
- Additional Information – Balance Sheet and Managerial Financial Statement 26
- Accounting and Managerial Results Reconciliation 29

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. The reconciliation with the accounting result can be found on pages 29 and 30.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H17	1H16	Var.	2Q17	1Q17	Var.
			12M			3M

RESULTS (R$ million)
Net interest income	17,966	15,405	16.6%	9,098	8,868	2.6%
Fees	7,501	6,200	21.0%	3,792	3,709	2.2%
Allowance for loan losses	(4,624)	(4,939)	-6.4%	(2,360)	(2,264)	4.3%
General Expenses²	(9,179)	(8,652)	6.1%	(4,550)	(4,629)	-1.7%
Personnel Expenses	(4,406)	(4,164)	5.8%	(2,205)	(2,200)	0.2%
Administrative Expenses	(4,773)	(4,488)	6.4%	(2,344)	(2,429)	-3.5%
Managerial net profit³	4,615	3,466	33.2%	2,335	2,280	2.4%
Accounting net profit	3,704	2,560	44.7%	1,879	1,824	3.0%

BALANCE SHEET (R$ million)
Total assets	653,050	655,194	-0.3%	653,050	713,517	-8.5%
Securities and Derivative Financial Instrument	168,391	149,988	12.3%	168,391	166,131	1.4%
Loan portfolio	256,765	244,284	5.1%	256,765	257,169	-0.2%
Individuals	97,414	86,826	12.2%	97,414	93,986	3.6%
Consumer finance	36,988	31,961	15.7%	36,988	35,779	3.4%
SMEs	32,552	32,452	0.3%	32,552	32,511	0.1%
Corporate	89,811	93,045	-3.5%	89,811	94,892	-5.4%
Expanded Loan Portfolio⁴	324,944	308,377	5.4%	324,944	325,426	-0.1%
Funding from Clients⁵	300,668	287,840	4.5%	300,668	300,678	0.0%
Deposits (demand, saving and time)	175,721	131,946	33.2%	175,721	145,750	20.6%
Equity⁶	59,608	56,779	5.0%	59,608	58,994	1.0%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	15.9%	12.8%	310 bps	15.8%	15.9%	-10 bps
Return on average asset excluding goodwill⁶ - annualized	1.3%	1.0%	30 bps	1.4%	1.3%	10 bps
Efficiency Ratio⁷	44.2%	49.1%	-490 bps	43.4%	44.9%	-150 bps
Recurrence Ratio⁸	81.7%	71.7%	1,000 bps	83.4%	80.1%	330 bps
BIS ratio	16.5%	17.7%	-121 bps	16.5%	15.8%	74 bps
Tier I	15.4%	16.5%	-112 bps	15.4%	14.7%	65 bps
Tier II	1.1%	1.2%	-8 bps	1.1%	1.1%	-1 bps

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.9%	3.2%	-30 bps	2.9%	2.9%	0 bps
Individuals	3.9%	4.4%	-50 bps	3.9%	4.0%	-10 bps
Corporate & SMEs	2.0%	2.2%	-20 bps	2.0%	1.9%	10 bps
Delinquency ratio (over 60 days)	3.8%	4.8%	-100 bps	3.8%	3.9%	-10 bps
Coverage ratio (over 90 days)	228.9%	209.3%	1,960 bps	228.9%	229.3%	-40 bps

OTHER DATA
Assets under management[9] - AUM (R$ million)	272,118	226,179	20.3%	272,118	257,362	5.7%
Branches	2,255	2,266	(11)	2,255	2,254	1
PABs (mini branches)	1,170	1,173	(3)	1,170	1,166	4
Own ATMs	13,610	14,127	(517)	13,610	13,679	(69)
Shared ATMs	20,809	18,935	1,874	20,809	20,516	293
Total Customers (thousand)	36,537	34,383	2,154	36,537	35,909	628
Employees	46,596	48,877	(2,281)	46,596	46,897	(301)

¹ Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 29 and 30.

² Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.

³ Managerial net profit corresponds to the corporate net income, excluding the extraordinary result and the 100% reversal of thegoodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 456 million in 2Q17, R$ 456 million in 1Q17 and R$ 459 million in 2Q16.

⁴ Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).

⁵ Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, financial bills and Certificates of Structured Operations ("COE").

⁶ Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,249 million in 2Q17, R$ 1,703 million in 1Q17 and R$ 3,071 million in 2Q16.

⁷ Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).

⁸ Recurrence: Fees/ General Expenses.

⁹ According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance client satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

- Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.
- Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between credit, funding and services, while maintaining a preventive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Throughout 2Q17 we made progress on several strategic fronts, of which we highlight:

Retail acceleration:

- **Credit Cards:** our credit turnover grew for the seventh consecutive quarter, reaching a market share of 14.2%[1], an increase of 154bps in twelve months. In April 2017, we started to offer the new Santander / AAdvantage® credit cards, which has already brought positive results in sales and is currently enjoying an activation rate of 80%.

- **Payroll Loans:** we maintained strong growth in origination (+45% in twelve months), outperforming the market, which contributed to increase our market share to 10.9%[2] (+142bps) in the last twelve months.

- **Superdigital:** we launched the new brand, an evolution from Conta Super, which reached 1 million customers, adding 484 thousand new accounts in twelve months. Furthermore, the Superdigital app was updated with several innovations, such as the ability for customers to share bills with their contacts, make bank transfers via chat and shop online.

- **Investments:** we improved our investment offering for our clients. Additionally, we reinvigorated the concept of financial advice in channels to recommend investment products that are more appropriate for each client, according to their needs, investment capacity and investor profile.

"We are an organization focused on creating value for our customers and, based on their continued support, we grow in a sustainable manner"

4

- **Agro:** we opened eight branches in strategic regions for the business, and continued to expand our corporate credit portfolio, achieving market share gains, which stood at 7.1%[3] (+352bps in twelve months).

We have a portfolio of innovative products, which fosters growth opportunities for our businesses.
In this sense, we highlight:

- **Getnet:** strong turnover growth (+36%) in twelve months, with an above-market performance. For the quarter, we estimate a 11.4%[4] market share, rising 250bps in twelve months.

- **SMEs:** We increased our market share (+80bps) in twelve months, reaching 8.7%[5].

Digital advances:

Strengthening the digital experience, at the end of June, 2017:

- We crossed the mark of 6.5 million downloads of the Santander Way app and over 18.8 million views per month. Moreover, we introduced new app features, such as online expense tracking and NFC payments. With these enhancements, the app continues to maintain good user ratings on app stores.

- We launched the mortgage portal, a digital platform that will accelerate the financing process. This innovation places us in a privileged position to capture opportunities in this segment with the recovery of economic activity in Brazil, besides reinforcing our strategy of creating a better experience for our customers.

- We continued to expand the number of digital customers, which reached 7.4 million, meaning growth of 35% in twelve months, and kept increasing our digital transactions.

- E-commerce sales more than doubled in twelve months, mostly influenced by personal loans products and credit cards.

Strengthening our actions in leading businesses:

- **Global Corporate Banking (GCB):**
  - In ECM (*Equity Capital Market*)[6], we have been leading transactions in Brazil and Latin America, according to Dealogic.
  - We maintained our recognition as leaders in financial advisory services for project financing in Brazil by ANBIMA, and in the foreign exchange market by the Brazilian Central Bank.

- **Santander Financiamentos:** We maintained our leadership in vehicle financing with a market share of 21.7%[7] (+320bps in twelve months). Our +Negócios digital platform continues to support the expansion of our business, with a 62% rise in unique simulations, compared to December, 2016. In addition to that, we broadened the reach of +Negócios to the consumer goods and services segment (CDC[8]).

[1] Source ABECS, data as of March, 2017.
[2] Source Banco Central do Brasil, data as of June, 2017.
[3] Source Banco Central do Brasil, data as of June, 2017.
[4] Source Santander Brasil, *market share* estimates.
[5] Source Banco Central do Brasil, data as of March, 2017.
[6] Source Dealogic, ECM – Fully Marketed, data as of first half of 2017.
[7] Source Banco Central do Brasil, total vehicles, data as of June, 2017.
[8] *Crédito Direto ao Consumidor.*

5

Sustainability:

On the sustainability front, Santander continues to hold a prominent spot in the Microcredit program, it maintains a leading position among private banks and, in the higher education segment, makes an active contribution to the process of advancing education in the country.

New operating model:

With a sharp focus on customer satisfaction, we have implemented a new model centered on operational excellence, providing a complete, end-to-end view of the customer's journey of consumption of our products and services.
We are committed to delivering a better experience for our customers through a more efficient model, with a highly industrialized operation, without compromising the ability of customization.

Greater profitability

Recently, we acquired 70% of Ipanema Credit Management, which is a master servicer offering a specialized platform for credit recovery management. This acquisition is still pending approval by the Brazilian Central Bank and will bring us even more expertise in credit recovery.

Customer loyalty:

Our base of loyal customers reached 3.8 million in the period, meaning growth of 15% in twelve months, attesting to our continuous focus on improving the experience of our clients.

Clients | in million

June/17

Loyal customers

3.8

+15% YoY

Digital customers

7.4

+35% YoY

Active customers

20.6

+5% YoY

Recognition:

We were awarded by the
Euromoney Awards 2017

Brazil's Best Bank

Latin America's Best Bank

Latin America's Best Bank Transformation

World's Best Bank for SMEs

6

Executive Summary

RESULTS

In the first half of 2017, we achieved a significant increase in profitability, mainly supported by higher revenue generation in retail, as a result of the expansion of our business, preemptive risk management and consistent efficiency gains, reflecting improved productivity. The recurring generation of solid results demonstrates our commitment to building a profitable, customer-centric business model, focused on increasing loyalty and organic growth.

Managerial net profit

totaled R$ 4,615 million in the first half of 2017, reaching the highest level in our history, with 33.2% growth in twelve months and 2.4% increase in three months. We delivered sustainable and recurring growth in net profit in 13 of the last 14 quarters.

Total revenues

amounted to R$ 25,467 million in the first half of 2017, rising 17.9% in twelve months (or R$ 3,862 million), highlighted by the good performance of net interest income in volumes and spreads, as well as positive dynamics in virtually all fee concepts. In three months, total revenues grew by 2.5%.

Net interest income reached R$ 17,966 million in the first half of the year, climbing 16.6% in twelve months, thanks to higher revenues from credit, funding and market activities. Funding recorded significant growth, as a result of our liability management plan started in 2016. In three months, net interest income was up 2.6%, especially due to a higher credit margin.

Fees totaled R$ 7,501 million in the first half, advancing 21.0% in twelve months, primarily influenced by growth in credit card revenues, current account services and insurance fees. In three months, fees rose 2.2%, largely owing to current account service fees.

Profitability

The return on average equity (ROAE), adjusted for goodwill, reached 15.9% in the first half of 2017, advancing 310bps in twelve months.

This growth reflects our ability to leverage our operations, on the back of higher revenues driven by greater customer loyalty and the speed of our innovations.

Allowance for loan losses

totaled R$ 4,624 million in the first half of 2017, down 6.4% in twelve months (or R$ 315 million). This improvement reflects our preventive risk management, with deeper knowledge of the customer life cycle. Our models have been successful in keeping the quality indicators of the credit portfolio under control.

In three months, the result increased by 4.3%, mainly because of a decline in credit recovery revenues, partially offset by a reduction in provision expenses.

General expenses

came to R$ 9,179 million in the first half of 2017, up 6.1% in twelve months (or R$ 527 million) given higher variable expenses, in line with the business dynamics. Fixed costs remained under control, reflecting our continued discipline in expense management.

In three months, general expenses fell by 1.7%, thanks to lower administrative expenses.

7

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 256,765 million in June 2017, an increase of 5.1% in twelve months (or growth of 4.9%, disregarding the foreign exchange fluctuation effect), exceeding the market growth, which represents a solid performance despite a challenging economic environment. In three months, the portfolio remained practically stable. Among the segments, loans to individuals and the consumer finance portfolio stood out as the top performers in both periods.

Loans to individuals totaled R$ 97,414 million at the end of June 2017, rising 12.2% in twelve months and increasing 3.6% in three months, driven by credit cards, payroll loans and agricultural loans.

The consumer finance portfolio stood at R$ 36,988 million at the end of June 2017, advancing 15.7% in twelve months and increasing 3.4% in three months, above the market growth. We continue to hold the leadership in vehicle financing, reinforcing our position with a new digital model.

The SMEs portfolio totaled R$ 32,552 million in June 2017, increasing 0.3% in twelve months and up 0.1% in three months.

The corporate loan portfolio came to R$ 89,811 million, decreasing 3.5% in twelve months and down 5.4% in three months (or declining 4.1% in twelve months and down 6.6% in three months, disregarding the foreign exchange fluctuation effect).

The expanded loan portfolio totaled R$ 324,944 million, advancing 5.4% in twelve months and retreating by 0.1% in three months.

Funding from clients

Total funding, which includes, among others, funding from customers and funds, was R$ 564,947 million, up 8.5% in twelve months and 2.1% in three months.

Total equity

excluding R$ 1,249 million related to the goodwill balance, was R$ 59,608 million at the end of June 2017, up 5.0% in twelve months and increasing 1.0% in three months.

Quality indicators

The over-90-day delinquency ratio reached 2.9%, falling 30bps in twelve months, influenced by the improvement in individuals and corporate & SMEs indicators, confirming the evolution of our risk model over the last years. On a quarterly basis, this indicator remained stable.

The BIS ratio stood at 16.5% in June 2017, decreasing 120bps over the same period of the previous year and up 70bps in three months.

8

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹	1H17	1H16	Var.	2Q17	1Q17	Var.
(R$ million)			12M			3M

Net Interest Income	17,966	15,405	16.6%	9,098	8,868	2.6%
Allowance for Loan Losses	(4,624)	(4,939)	-6.4%	(2,360)	(2,264)	4.3%
Net Interest Income after Loan Losses	13,342	10,466	27.5%	6,738	6,604	2.0%
Fees	7,501	6,200	21.0%	3,792	3,709	2.2%
General Expenses	(9,179)	(8,652)	6.1%	(4,550)	(4,629)	-1.7%
Personnel Expenses + Profit Sharing	(4,406)	(4,164)	5.8%	(2,205)	(2,200)	0.2%
Administrative Expenses²	(4,773)	(4,488)	6.4%	(2,344)	(2,429)	-3.5%
Tax Expenses	(1,798)	(1,614)	11.4%	(892)	(906)	-1.5%
Investments in Affiliates and Subsidiaries	16	3	n.a.	11	5	98.1%
Other Operating Income/Expenses	(2,900)	(2,381)	21.8%	(1,528)	(1,372)	11.3%
Operating Income	6,983	4,022	73.6%	3,572	3,411	4.7%
Non Operating Income	(278)	21	n.a.	(210)	(68)	n.a.
Net Profit before Tax	6,705	4,043	65.8%	3,362	3,343	0.6%
Income Tax and Social Contribution	(1,899)	(523)	n.a.	(926)	(973)	-4.8%
Minority Interest	(190)	(53)	n.a.	(101)	(90)	12.5%
Net Profit	4,615	3,466	33.2%	2,335	2,280	2.4%
¹ Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on pages 29 and 30.
² Administrative expenses exclude 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 17,966 million in the first half of 2017, growing 16.6% in twelve months (or R$ 2,561 million) and climbing 2.6% in three months.

Revenues from loan operations advanced 8.5% in twelve months and increased 6.9% in three months. These changes reflect higher average volume and spread, due to a change in the segment mix, with a greater share of the individuals portfolio.

Deposit revenues climbed 45.4% in twelve months, as result of the liability management plan implemented in 2016, as commented earlier. In three months, lower deposit revenues mostly reflect the impact of the Selic rate reduction.

The "Other" interest income, which considers the results of the structural gap in the balance sheet interest rate and treasury, among others, grew 30.8% in twelve months, explained by stronger gains from market activities. In three months, it declined by 6.3%, owing to lower income from market activities, which is volatile by nature.

NET INTEREST INCOME	1H17	1H16	Var.	2Q17	1Q17	Var.
(R$ million)			12M			3M

Net Interest Income	17,966	15,405	16.6%	9,098	8,868	2.6%
Loan	11,562	10,659	8.5%	5,973	5,590	6.9%
Average volume	254,039	247,623	2.6%	255,421	252,657	1.1%
Spread (Annualized)	9.1%	8.6%	49 bps	9.4%	8.9%	51 bps
Funding	1,945	1,338	45.4%	968	977	-0.9%
Average volume	240,061	218,266	10.0%	245,292	234,831	4.5%
Spread (Annualized)	1.6%	1.2%	40 bps	1.6%	1.7%	-14 bps
Other¹	4,459	3,408	30.8%	2,157	2,302	-6.3%
¹ Including other margins and the result from financial transactions.

Fees -  Revenues from Banking Services

Revenues from banking services and fees totaled R$ 7,501 million in the first half of 2017, reaching the highest level of fees for a first half, mainly due to a greater number of loyal customers and increased transactionality. In twelve months, these revenues climbed 21.0% (or R$ 1,301 million) and rose 2.2% in three months (or R$ 83 million), due to higher revenues from credit cards, current account services and insurance fees.

Credit card fees amounted to R$ 2,335 million, growing 25.5% in twelve months, primarily reflecting higher transaction volumes . In three months, these revenues increased by 2.3% .

Current account service fees came to R$ 1,398 million, up 35.3% in twelve months and 13.9% higher in three months. The improvement in both periods was fueled by growth in the number of customers and higher transactionality.

Insurance fees stood at R$ 1,214 million, rising 17.8% in twelve months and up 6.5% in three months, thanks to commercial campaigns and stronger demand for credit life insurance, accompanying the credit dynamics.

Collection services reached R$ 664 million, advancing 14.4% in twelve months, given higher collection revenues. In three months, these revenues declined by 9.5% .

Revenues from lending operations increased 6.0% in twelve months and grew 0.1% in three months, accompanying the credit dynamics.

FEES INCOME	1H17	1H16	Var.	2Q17	1Q17	Var.
(R$ million)			12M			3M

Credit Cards	2,335	1,860	25.5%	1,181	1,154	2.3%
Insurance fees	1,214	1,030	17.8%	626	588	6.5%
Current Account Services	1,398	1,033	35.3%	744	654	13.9%
Asset Management	509	519	-1.9%	246	263	-6.4%
Lending Operations	740	698	6.0%	370	370	0.1%
Collection Services	664	580	14.4%	315	348	-9.5%
Securities Brokerage and Placement Services	340	283	20.3%	161	179	-9.7%
Other	301	197	53.2%	148	153	-3.3%
Total	7,501	6,200	21.0%	3,792	3,709	2.2%

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, came to R$ 9,179 million in the first half of 2017, registering growth of 6.1% (or R$ 527 million) in twelve months, owing to higher variable expenses, in line with the business growth dynamics. Fixed costs remained under control, reflecting continued discipline in expense management.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 8,188 million in the first half of 2017, growth of 4.9% in twelve months and 2.2% lower in three months.

Personnel expenses, including profit-sharing, amounted to R$ 4,406 million in the first half of 2017, rising 5.8% in twelve months (or R$ 242 million), mainly as consequence of the collective bargaining agreement. In three months, these expenses were practically stable, recording an increase of 0.2%.

Administrative expenses, excluding depreciation and amortization, totaled R$ 3,782 million in the first half of 2017, growing 3.8% in twelve months (or R$ 139 million), affected by higher expenses with outsourced and specialized services, financial system services and data processing. In three months, these expenses fell by 4.9%, mostly because of lower expenses with outsourced and specialized services.

Depreciation and amortization expenses were R$ 991 million, increasing 17.3% in twelve months (or R$ 146 million), impacted by the normalization after the write-off of intangible assets occurred in previous periods. In three months, these expenses grew by 2.1%.

The efficiency ratio reached the lowest level in the last 5 years, standing at 44.2% in the first half of 2017, which means an improvement of 490bps in twelve months. In three months, this indicator came to 43.4%, falling 150bps. The good performance stems from our efforts to grow more efficiently, focused on recurring revenue growth – influenced by our commercial strategy – and on continued discipline in expense management.

EXPENSES' BREAKDOWN	1H17	1H16	Var.	2Q17	1Q17	Var.
(R$ million)			12M			3M

Outsourced and Specialized Services	1,130	1,068	5.8%	499	631	-20.9%
Advertising, promotions and publicity	187	172	8.7%	121	66	82.0%
Data processing	831	777	6.9%	403	428	-5.7%
Communications	214	247	-13.4%	104	110	-6.2%
Rentals	370	367	0.8%	184	185	-0.3%
Transport and Travel	88	109	-19.1%	46	42	7.9%
Security and Surveillance	298	352	-15.4%	148	150	-1.1%
Maintenance	115	128	-10.0%	58	57	2.0%
Financial System Services	139	121	14.5%	70	68	3.2%
Water, Electricity and Gas	96	118	-18.5%	46	50	-9.5%
Material	29	35	-16.2%	16	13	28.7%
Other	286	150	90.8%	148	137	8.0%
Subtotal	3,782	3,643	3.8%	1,844	1,938	-4.9%
Depreciation and Amortization¹	991	845	17.3%	501	490	2.1%
Total Administrative Expenses	4,773	4,488	6.4%	2,344	2,429	-3.5%

Compensation²	2,837	2,682	5.8%	1,411	1,426	-1.1%
Charges	802	751	6.9%	402	401	0.3%
Benefits	728	729	-0.1%	373	355	4.9%
Training	21	33	-37.2%	12	9	32.8%
Other	17	(31)	-156.3%	8	9	-10.4%
Total Personnel Expenses	4,406	4,164	5.8%	2,205	2,200	0.2%

Administrative + Personnel Expenses (excludes depreciation and amortization)	8,188	7,807	4.9%	4,049	4,139	-2.2%

Total General Expenses	9,179	8,652	6.1%	4,550	4,629	-1.7%
¹ Excluding 100% of the goodwill amortization expenses, which totaled R$ 456 million in 2Q17, R$ 456 million in 1Q17 and R$ 459 million in 2Q16
² Including Profit-Sharing.

Allowance for Loan Losses

Allowance for loan losses totaled R$ 4,624 million in the first half of 2017, down 6.4% in twelve months (or R$ 315 million) and up 4.3% in three months.

Provision for loan losses totaled R$ 5,959 million during the first half of 2017, representing a 6.0% decrease in twelve months (or R$ -381 million), and R$ 2,907 million in the second quarter, or 4.8% lower in three months, showing a good performance in both periods against a backdrop of slower economic activity.

Income from the recovery of written-off loans amounted to R$ 1,335 million in the first half of 2017 and R$ 547 million in the second quarter of 2017, meaning a reduction of 4.7% in twelve months and a 30.7% decrease in three months, respectively.

In summary, the favorable evolution of provisions reflects the strength of our risk models, with greater predictability of the life cycle of our customers, thus keeping the quality indicators of the loan portfolio under control.

Other Operating Income and Expenses

Other net operating income and expenses amounted to R$ 2,900 million in the first half of 2017.

OTHER OPERATING INCOME (EXPENSES)	1H17	1H16	Var.	2Q17	1Q17	Var.
(R$ million)			12M			3M

Expenses from credit cards	(776)	(611)	26.9%	(378)	(398)	-5.1%
Net Income from Capitalization	181	151	19.9%	93	88	4.9%
Provisions for contingencies¹	(1,144)	(940)	21.7%	(621)	(524)	18.6%
Other	(1,161)	(980)	18.4%	(622)	(539)	15.4%
Other operating income (expenses)	(2,900)	(2,381)	21.8%	(1,528)	(1,372)	11.3%
¹ Including tax, civil and labor provisions.

Balance Sheet

Total assets reached R$ 653,050 million at the end of June 2017, a 0.3% reduction in twelve months and falling 8.5% in three months. Total equity was R$ 60,858 million in the same period. Excluding the goodwill balance, total equity came to R$ 59,608 million.

ASSETS	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	640,995	642,337	-0.2%	701,088	-8.6%
Cash and Cash Equivalents	8,261	5,209	58.6%	5,405	52.9%
Interbank Investments	51,599	64,278	-19.7%	52,642	-2.0%
Money Market Investments	38,900	47,349	-17.8%	38,271	1.6%
Interbank Deposits	1,315	2,446	-46.3%	1,350	-2.6%
Foreign Currency Investments	11,385	14,482	-21.4%	13,022	-12.6%
Securities and Derivative Financial Instruments	168,391	149,988	12.3%	166,131	1.4%
Own Portfolio	48,112	42,820	12.4%	42,842	12.3%
Subject to Repurchase Commitments	84,360	65,301	29.2%	73,180	15.3%
Posted to Central Bank of Brazil	2,333	4,432	-47.4%	2,634	-11.4%
Pledged in Guarantees	15,233	14,032	8.6%	22,491	-32.3%
Other	18,353	23,402	-21.6%	24,984	-26.5%
Interbank Accounts	68,135	61,478	10.8%	64,369	5.8%
Restricted Deposits:	65,287	59,667	9.4%	61,920	5.4%
-Central Bank of Brazil	65,012	59,499	9.3%	61,751	5.3%
-National Housing System	275	168	63.9%	169	63.0%
Other	2,848	1,810	57.3%	2,449	16.3%
Lending Operations	240,014	227,906	5.3%	240,629	-0.3%
Lending Operations	256,822	244,290	5.1%	257,187	-0.1%
Lending Operations Related to Assignment	421	162	160.2%	526	-20.0%
(Allowance for Loan Losses)	(17,229)	(16,546)	4.1%	(17,084)	0.9%
Other Receivables	102,050	130,637	-21.9%	169,123	-39.7%
Foreign Exchange Portfolio	39,750	70,859	-43.9%	108,323	-63.3%
Income Receivable	27,913	26,701	4.5%	26,490	5.4%
Other	34,387	33,077	4.0%	34,309	0.2%
Other Assets	2,546	2,842	-10.4%	2,788	-8.7%
Permanent Assets	12,056	12,857	-6.2%	12,430	-3.0%
Temporary Assets	372	164	127.3%	379	-1.9%
Fixed Assets	7,174	6,825	5.1%	7,238	-0.9%
Intangibles	4,510	5,868	-23.1%	4,812	-6.3%
Goodwill net of amortization	1,249	3,071	-59.3%	1,703	-26.7%
Other Assets	3,260	2,797	16.6%	3,109	4.9%
Total Assets	653,050	655,194	-0.3%	713,517	-8.5%

Total Assets (excluding goodwill)	651,801	652,123	0.0%	711,814	-8.4%

LIABILITIES	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Current Liabilities and Long-term Liabilities	589,129	593,035	-0.7%	649,710	-9.3%
Deposits	178,615	134,548	32.8%	148,012	20.7%
Demand Deposits	16,175	14,917	8.4%	14,824	9.1%
Savings Deposits	37,064	34,517	7.4%	36,114	2.6%
Interbank Deposits	2,894	2,601	11.3%	2,262	28.0%
Time Deposits	122,482	82,513	48.4%	94,813	29.2%
Money Market Funding	150,083	152,759	-1.8%	160,419	-6.4%
Own Portfolio	120,790	120,342	0.4%	131,591	-8.2%
Third Parties	335	6,424	-94.8%	971	-65.5%
Free Portfolio	28,958	25,992	11.4%	27,856	4.0%
Funds from Acceptance and Issuance of Securities	85,139	100,247	-15.1%	95,009	-10.4%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	79,346	92,611	-14.3%	89,096	-10.9%
Funding from Certificates of Structured Operations	1,330	980	35.7%	1,270	4.8%
Securities Issued Abroad	3,393	5,732	-40.8%	3,494	-2.9%
Other	1,071	923	16.0%	1,149	-6.8%
Interbank Accounts	1,790	1,651	8.4%	1,390	28.7%
Interbranch Accounts	2,719	2,443	11.3%	2,210	23.0%
Borrowings	28,007	27,645	1.3%	28,040	-0.1%
Domestic Onlendings - Official Institutions	16,842	15,934	5.7%	16,772	0.4%
National Economic and Social Development Bank (BNDES)	10,090	8,129	24.1%	9,715	3.9%
National Equipment Financing Authority (FINAME)	6,497	7,543	-13.9%	6,765	-4.0%
Other Institutions	254	262	-3.0%	292	-13.0%
Derivative Financial Instruments	16,919	18,049	-6.3%	21,794	-22.4%
Other Payables	109,015	139,760	-22.0%	176,064	-38.1%
Foreign Exchange Portfolio	39,635	66,533	-40.4%	107,967	-63.3%
Tax and Social Security	3,920	11,863	-67.0%	12,170	-67.8%
Subordinated Debts	494	8,675	-94.3%	481	2.6%
Debt Instruments Eligible to Compose Capital	8,438	8,188	3.1%	8,014	5.3%
Other	56,528	44,502	27.0%	47,433	19.2%
Deferred Income	519	372	39.7%	543	-4.3%
Minority Interest	2,545	1,938	31.3%	2,566	-0.9%
Equity	60,858	59,850	1.7%	60,698	0.3%
Total Liabilities	653,050	655,194	-0.3%	713,517	-8.5%

Equity (excluding goodwill)	59,608	56,779	5.0%	58,994	1.0%

Securities

Total securities amounted to R$ 168,391 million at the end of June 2017, rising 12.3% in twelve months and increasing 1.4% in three months, largely attributed to balance sheet hedge strategies.

SECURITIES	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Public securities	129,324	108,253	19.5%	122,479	5.6%
Private securities	20,716	18,336	13.0%	18,672	10.9%
Financial instruments	18,350	23,399	-21.6%	24,981	-26.5%
Total	168,391	149,988	12.3%	166,131	1.4%

Loan Portfolio

The loan portfolio totaled R$ 256,765 million at the end of June 2017, growing 5.1% in twelve months (or R$ 12,481 million) and remaining practically stable in three months. Disregarding the impact of the exchange rate fluctuation, the total loan portfolio would have grown 4.9% in twelve months and decreased 0.7% in three months.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 30,554 million at the end of June 2017, declining 8.3% in comparison with the balance of R$ 33,331 million in June 2016 and 3.9% relative to the balance of R$ 31,790 million in March of 2017.

The year-over-year growth in the loan portfolio was primarily driven by individuals' portfolios, with credit card, payroll loans, agricultural loans and consumer finance as the highlights, driven by our commercial strategy. The corporate portfolio decreased by 3.5% in twelve months and fell 5.4% in three months, (or 4.1% lower in twelve months and a 6.6% drop in three months, disregarding the impact of the exchange rate fluctuation).

In the first half of 2017, the corporate portfolio accounted for 35% of the total portfolio, a reduction of 300bps in twelve months. The individuals’ portfolio represented 38% of the total portfolio, rising 200bps in twelve months, the consumer finance portfolio accounted for 14%, up 100bps in twelve months and the SMEs portfolio remained stable.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Individuals	97,414	86,826	12.2%	93,986	3.6%
Consumer Finance	36,988	31,961	15.7%	35,779	3.4%
SMEs	32,552	32,452	0.3%	32,511	0.1%
Corporate	89,811	93,045	-3.5%	94,892	-5.4%
Total portfolio	256,765	244,284	5.1%	257,169	-0.2%
Other credit related transactions¹	68,179	64,093	6.4%	68,257	-0.1%
Total expanded credit portfolio	324,944	308,377	5.4%	325,426	-0.1%
¹ Includes debenture, FIDC, CRI , international distribution promissory notes, promissory notes, acquiring activities related 27guarantees.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, totaled R$ 324,944 million at the end of June 2017, growing 5.4% in twelve months (or R$ 16,567 million) and remaining roughly stable in three months. Excluding the impact of exchange rate fluctuation, the expanded loan portfolio would have increased by 5.2% in twelve months decreased by 0.5% in three months.

Loans to Individuals

Loans to individuals amounted to R$ 97,414 million at the end of June 2017, expanding 12.2% (or R$ 10,587 million) in twelve months and increasing 3.6% in three months. The products that explain the portfolio growth in twelve months are, chiefly, credit card, payroll loans and agricultural loans.

The payroll loans portfolio reached R$ 21,959 million, increasing by 31.9% in twelve months (or R$ 5,305 million) and up 7.3% in three months.

The credit card portfolio totaled R$ 20,921 million, rising 13.2% in twelve months (or R$ 2,436 million) and growing 3.0% in three months.

The balance of mortgage loans was R$ 27,046 million, up 0.3% in twelve months and remaining virtually stable in three months. In the period, we launched the mortgage portal, a digital platform that will accelerate the financing process. This innovation puts us in a stronger position to capture business opportunities in this segment with the rebound in economic activity in Brazil, in addition to reinforcing our strategy of providing a better experience for our customers.

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 36,988 million at the end of June 2017, growing 15.7% in twelve months (or R$ 5,027 million) and rising 3.4% in three months. Of the total in this portfolio, R$ 30,868 million refers to vehicle financing for individuals, an increase of 15.8% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branches network, grew 13.6% in twelve months and rose 3.8% in three months, totaling R$ 32,650 million at the end of June 2017. It should be noted that the portfolio growth this quarter already reflects the increase in our sales, thanks to our digital platform +Negócios. This quarter, we expanded this digital model to the consumer goods and services segment (CDC).

With +Negócios, we provide a better experience for our customers, especially, at the moment of granting a loan. This platform made us the first choice for car dealers. On top of that, we continue to strengthen our offering and positioning with complete solutions through Webmotors (leading vehicle advertisement portal) and AutoCompara (a web-based tool that allows customers to compare car insurance quotes and acquire insurance from different insurers).

Corporate & SMEs Loans

The Corporate & SMEs loan portfolio stood at R$ 122,363 million at the end of June 2017, down 2.5% in twelve months (or R$ 3,134 million) and 4.0% lower in three months.

The Corporate loan portfolio totaled R$ 89,811 million at the end of June 2017, falling 3.5% in twelve months (or R$ 3,234 million) and a 5.4% reduction in three months (or a decrease of 4.1% in twelve months and a 6.6% decline in three months, disregarding the effect of exchange rate fluctuation). Loans to the SMEs segment amounted to R$ 32,552 million, meaning an increase of 0.3% in twelve months (or R$ 100 million) and growth of 0.1% in three months. In line with our purpose of helping people and businesses prosper, we continue to strengthen our commitment to this segment with differentiated offerings, such as integrated accounts and the Programa Avançar. On top of that, we have broadened the scope of our specialized services and focused on sector-oriented offers. All these actions, associated with the recovery of economic activity, give us an even more solid foundation to expand our portfolio and increase our customer base and client loyalty.

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT	Jun/17	Jun/16	Var.	Mar/17	Var.
PORTFOLIO BY PRODUCT (R$ million)			12M		3M

Individuals
Leasing / Auto Loans¹	1,782	2,087	-14.6%	1,823	-2.2%
Credit Card	20,921	18,485	13.2%	20,320	3.0%
Payroll Loans	21,959	16,654	31.9%	20,469	7.3%
Mortgages	27,046	26,970	0.3%	27,059	-0.1%
Agricultural Loans	4,186	3,258	28.5%	3,860	8.5%
Personal Loans / Others	21,519	19,372	11.1%	20,456	5.2%
Total Individuals	97,414	86,826	12.2%	93,986	3.6%
Consumer Finance	36,988	31,961	15.7%	35,779	3.4%
Corporate and SMEs
Leasing / Auto Loans	2,727	2,794	-2.4%	2,737	-0.4%
Real Estate	8,207	10,585	-22.5%	8,808	-6.8%
Trade Finance	23,201	18,333	26.6%	22,815	1.7%
On-lending	11,193	14,702	-23.9%	11,017	1.6%
Agricultural Loans	7,017	3,245	116.3%	6,772	3.6%
Working capital / Others	70,018	75,838	-7.7%	75,254	-7.0%
Total Corporate and SMEs	122,363	125,496	-2.5%	127,404	-4.0%

Total Credit	256,765	244,284	5.1%	257,169	-0.2%
Other Credit Risk Transactions with customers²	68,179	64,093	6.4%	68,257	-0.1%

Total Expanded Credit Portfolio	324,944	308,377	5.4%	325,426	-0.1%
¹ Including consumer finance, the auto loan portfolio for individuals totaled R$ 32,650 million in Jun/17, R$ 31,465 million in Mar/17 and R$ 28,750 million in Jun/16
² Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.
Consider the adjusted amounts on the "On-Lending" and " Working Capital / Others" lines for 1Q17, without any effect on the total credit portfolio.

Coverage Ratio

The balance of allowance for loan losses amounted to R$ 17,229 million at the end of June 2017, meaning a 4.1% rise in twelve months and 0.9% increase in three months, in line with our credit portfolio growth.

The coverage ratio reached 229% at the end of June 2017, advancing 2,000bps in twelve months and remaining stable in three months.

Renegotiated Loan Portfolio

Loan renegotiations came to R$ 13,219 million at the end of June 2017, decreasing 1.2% in twelve months and increasing 0.4% in three months. These operations include loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

At the end of June, the coverage ratio of renegotiated portfolio over 90 days reached 57.3%, a level considered adequate for these operations.

RENEGOTIATED PORTFOLIO	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Renegotiated Portfolio	13,219	13,386	-1.2%	13,172	0.4%
Allowance for loan losses over renegotiated portfolio	(7,571)	(7,455)	1.6%	(7,631)	-0.8%
Coverage	57.3%	55.7%	160bps	57.9%	-60bps

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of June 2017, portfolios rated "AA" and "A" accounted for 75% of the total loan portfolio.

NPL Formation

NPL Formation reached R$ 2,917 million, 7.0% lower in twelve months and 6.1% higher in three months. The ratio between NPL Formation and the loan portfolio in the quarter was 1.1%, falling 20bps in twelve months and remaining stable in three months.

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Delinquency Ratio (Over 90 Days)

The over-90-day delinquency ratio reached, at the end of June 2017, 2.9% of the total loan portfolio, declining 30bps in twelve months and remaining stable in three months. The indicators remain at controlled levels, which reflects the strength of our risk culture.

The delinquency ratio for individuals’ segment was 3.9%, down 50bps in twelve months and 10bps lower in three months. In the corporate & SMEs segment, the over-90-day delinquency ratio came to 2.0%, falling 20bps in twelve months and increasing 10bps in three months.

Delinquency Ratio (15 to 90 Days)

The 15-to-90-day delinquency ratio stood at 4.8% at the end of June 2017, reducing 70bps in twelve months and declining 70bps in three months. The improvement of the indicators shows our active and preemptive risk management.

Delinquency among individuals decreased by 60bps in twelve months and dropped 60bps in three months, reaching 6.3%.

In the corporate & SMEs segment, the ratio declined 80bps in twelve months and fell 90bps in three months, to 3.4%.

 Funding

FUNDING	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Demand deposits	16,175	14,917	8.4%	14,824	9.1%
Saving deposits	37,064	34,517	7.4%	36,114	2.6%
Time deposits	122,482	82,513	48.4%	94,813	29.2%
Debenture/LCI/LCA¹	78,311	90,584	-13.5%	96,261	-18.6%
Financial Bills²	46,635	65,310	-28.6%	58,667	-20.5%
Funding from clients	300,668	287,840	4.5%	300,678	0.0%
¹ Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA). ² Including Certificates of Structured Operations (COE).

Total customer funding amounted to R$ 300,668 million at the end of June 2017, growing 4.5% in twelve months (or R$ 12,827 million) and remaining stable in three months. In both periods, deposits evolved favorably. Time deposits were the highlight, showing strong growth on the back of lower funding through financial bills and the Brazilian Central Bank Resolution No. 4,527/16, which restricted the renewal of repurchase agreements involving debentures issued by the Leasing Unit as of May 2017.

Credit/Funding Ratio

FUNDING VS. CREDIT	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Funding from customers (A)	300,668	287,840	4.5%	300,678	0.0%
(-) Reserve Requirements	(65,012)	(59,499)	9.3%	(61,751)	5.3%
Funding Net of Reserve Requirements	235,656	228,341	3.2%	238,927	-1.4%
Borrowing and Onlendings	17,334	16,001	8.3%	17,212	0.7%
Subordinated Debts	8,932	16,863	-47.0%	8,495	5.1%
Offshore Funding	30,908	33,310	-7.2%	31,095	-0.6%
Total Funding (B)	292,829	294,515	-0.6%	295,728	-1.0%
Assets under management¹	272,118	226,179	20.3%	257,362	5.7%
Total Funding and Asset under management	564,947	520,694	8.5%	553,090	2.1%
Total Credit (C)	256,765	244,284	5.1%	257,169	-0.2%
C / B (%)	87.7%	82.9%		87.0%
C / A (%)	85.4%	84.9%		85.5%
¹ According to ANBIMA criteria.

The loan portfolio to customer funding ratio came to 85.4% at the end of June 2017, rising 50bps in twelve months and remaining stable in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 87.7% in June 2017, advancing 480bps in twelve months and rising 70bps in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

BIS Ratio

The BIS ratio reached 16.5% at the end of June 2017, down 121bps in twelve months and up 74bps in three months, 600bps higher than the sum of the minimum Regulatory Capital and Capital Conservation requirements.

CET1 stood at 14.3%, falling 107bps in twelve months and increasing 56bps in three months.

On a quarter-over-quarter basis, the change is largely attributed to the decrease in RWA for Market Risk, the lower exposure of trading portfolio and the profit incorporated in the period.

The year-over-year change in the ratio is primarily explained by the increase in RWA for Operational Risk and the impact of capital deductions, according to the Basel III schedule.

It is important to note that, as of January 2017, in accordance with CMN Resolution No. 4,193/2013, the capital requirement was altered from 9.875% to 9.250% + conservation capital of 1.250%, totaling 10.5%. For Tier I Capital it is at 7.250%, while for CET1 it is at 5.750%.

OWN RESOURCES AND BIS	Jun/17	Jun/16	Var.	Mar/17	Var.
(R$ million)			12M		3M

Tier I Regulatory Capital	57,797	57,317	0.8%	57,773	0.0%
CET1	53,609	53,252	0.7%	53,761	-0.3%
Additional Tier I	4,188	4,065	3.0%	4,012	4.4%
Tier II Regulatory Capital	4,250	4,215	0.8%	4,098	3.7%
Adjusted Regulatory Capital (Tier I and II)	62,047	61,532	0.8%	61,871	0.3%
Risk Weighted Assets (RWA)	375,988	347,476	8.2%	392,503	-4.2%
Required Regulatory Capital	34,779	34,378	1.2%	36,306	-4.2%
Adjusted Credit Risk Capital requirement	29,216	30,434	-4.0%	29,162	0.2%
Market Risk Capital requirement	2,611	2,286	14.2%	4,192	-37.7%
Operational Risk Capital requirement	2,952	1,657	78.2%	2,952	0.0%
Basel Ratio	16.50%	17.71%	-121 bps	15.76%	74 bps
Tier I	15.37%	16.50%	-112 bps	14.72%	65 bps
CET1	14.26%	15.33%	-107 bps	13.70%	56 bps
Tier II	1.13%	1.21%	-8 bps	1.14%	-1 bps

Corporate Governance

Santander Brasil has a free float of 10.3% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão. The Bank adopts the best practices in corporate governance, such as holding periodic meetings with the market, disclosing information on its Investor Relations website, Board of Directors comprised of 50% independent members, independent committees reporting to the board, among others.

Simplified Ownership Structure

Ownership Structure

Santander’s ownership structure, as of June 30th, 2017:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total shares	Total
	(thousand)		(thousand)		(thousand)%

Santander Group ¹	3,444,206	89.4%	3,277,542	88.3%	6,721,748	88.9%
Treasury Shares	30,356	0.8%	30,356	0.8%	60,713	0.8%
Free Float	376,409	9.8%	404,213	10.9%	780,622	10.3%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%
¹ Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as the shares owned by Management.

In the quarter, Santander Brasil declared R$ 500 million to be distributed in interest on capital (IoC), which was paid on May 26th, 2017.

Stock Performance

SANB11	1H17	1H16	Var.	2Q17	1Q17	Var.
			12M			3M

Earnings (annualized) per unit (R$)	2.46	1.85	33.4%	1.92	2.43	-20.7%
Dividend + Interest on capital per unit¹ (R$)	0.13	0.13	0.2%	0.13	-	n.a.
Closing price (R$)[1]	25.0	18.2	37.5%	25.0	27.7	-9.6%
Book Value per unit (R$)[2]	15.9	15.1	5.1%	15.9	15.7	1.3%
Market Capitalization (R$ bi)[3]	93.8	68.3	37.3%	93.8	104.0	-9.8%
¹ Closing price refers to the historical value.
² Book Value excludes goodwill.
³ Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price on June 30th, 2017.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negative)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

Balance Sheet

ASSETS	Jun/17	Mar/17	Dec/16	Sep/16	Jun/16
(R$ million)

Current Assets and Long-term Assets	640,995	701,088	688,673	647,837	642,337
Cash and Cash Equivalents	8,261	5,405	5,723	6,089	5,209
Interbank Investments	51,599	52,642	59,669	63,960	64,278
Money Market Investments	38,900	38,271	47,479	57,407	47,349
Interbank Deposits	1,315	1,350	1,191	1,596	2,446
Foreign Currency Investments	11,385	13,022	11,000	4,957	14,482
Securities and Derivative Financial Instrument	168,391	166,131	169,590	153,135	149,988
Own Portfolio	48,112	42,842	60,041	62,315	42,820
Subject to Repurchase Commitments	84,360	73,180	70,175	55,444	65,301
Posted to Central Bank of Brazil	2,333	2,634	3,045	3,826	4,432
Pledged in Guarantees	15,233	22,491	12,250	11,992	14,032
Other	18,353	24,984	24,079	19,557	23,402
Interbank Accounts	68,135	64,369	62,900	64,573	61,478
Restricted Deposits:	65,287	61,920	61,368	62,641	59,667
-Central Bank of Brazil	65,012	61,751	61,199	62,472	59,499
-National Housing System	275	169	170	169	168
Other	2,848	2,449	1,532	1,933	1,810
Lending Operations	240,014	240,629	239,190	230,780	227,906
Lending Operations	256,822	257,187	256,898	247,322	244,290
Lending Operations Related to Assignment	421	526	624	738	162
(Allowance for Loan Losses)	(17,229)	(17,084)	(18,333)	(17,280)	(16,546)
Other Receivables	102,050	169,123	148,992	126,839	130,637
Foreign Exchange Portfolio	39,750	108,323	87,044	69,315	70,859
Tax Credits	27,913	26,490	26,767	27,828	26,701
Other	34,387	34,309	35,181	29,697	33,077
Other Assets	2,546	2,788	2,609	2,461	2,842
Permanent Assets	12,056	12,430	13,031	13,349	12,857
Investments	372	379	178	182	164
Fixed Assets	7,174	7,238	7,551	7,612	6,825
Intangibles	4,510	4,812	5,303	5,555	5,868
Goodwill	1,249	1,703	2,174	2,625	3,071
Other Assets	3,260	3,109	3,129	2,930	2,797
Total Assets	653,050	713,517	701,705	661,186	655,194

Total Assets (excluding goodwill)	651,801	711,814	699,531	658,561	652,123

LIABILITIES	Jun/17	Mar/17	Dec/16	Sep/16	Jun/16
(R$ million)

Current Liabilities and Long-term Liabilities	589,129	649,710	640,843	597,106	593,035
Deposits	178,615	148,012	145,705	140,865	134,548
Demand Deposits	16,175	14,824	16,006	15,452	14,917
Savings Deposits	37,064	36,114	36,051	34,764	34,517
Interbank Deposits	2,894	2,262	3,122	3,162	2,601
Time Deposits	122,482	94,813	90,525	87,483	82,513
Money Market Funding	150,083	160,419	160,924	152,403	152,759
Own Portfolio	120,790	131,591	123,578	107,834	120,342
Third Parties	335	971	5,795	17,347	6,424
Free Portfolio	28,958	27,856	31,551	27,221	25,992
Funds from Acceptance and Issuance of Securities	85,139	95,009	105,170	104,295	100,247
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	79,346	89,096	95,122	95,322	92,611
Funding from Certificates of Structured Operations	1,330	1,270	1,236	1,110	980
Securities Issued Abroad	3,393	3,494	7,722	6,791	5,732
Other	1,071	1,149	1,090	1,072	923
Interbank Accounts	1,790	1,390	44	1,729	1,651
Interbranch Accounts	2,719	2,210	3,887	3,048	2,443
Borrowings	28,007	28,040	30,600	29,283	27,645
Domestic Onlendings - Official Institutions	16,842	16,772	16,803	16,615	15,934
National Economic and Social Development Bank (BNDES)	10,090	9,715	9,423	9,014	8,129
National Equipment Financing Authority (FINAME)	6,497	6,765	7,041	7,259	7,543
Other Institutions	254	292	339	342	262
Derivative Financial Instruments	16,919	21,794	19,945	15,020	18,049
Other Payables	109,015	176,064	157,766	133,850	139,760
Foreign Exchange Portfolio	39,635	107,967	86,753	69,235	66,533
Tax and Social Security	3,920	12,170	11,594	11,916	11,863
Subordinated Debts	494	481	466	454	8,675
Debt Instruments Eligible to Compose Capital	8,438	8,014	8,315	8,209	8,188
Other	56,528	47,433	50,638	44,037	44,502
Deferred Income	519	543	565	565	372
Minority Interest	2,545	2,566	2,526	2,194	1,938
Equity	60,858	60,698	57,772	61,321	59,850
Total Liabilities	653,050	713,517	701,705	661,186	655,194

Equity (excluding goodwill)	59,608	58,994	55,598	58,695	56,779

Managerial Financial Statement Summary

MANAGERIAL FINANCIAL STATEMENT¹	1Q16	2Q16	3Q16	4Q16	2016	1Q17	2Q17
(R$ million)

Net Interest Income	7,598	7,807	8,266	7,825	31,497	8,868	9,098
Allowance for Loan Losses	(2,424)	(2,515)	(2,837)	(2,680)	(10,456)	(2,264)	(2,360)
Net Interest Income after Loan Losses	5,174	5,292	5,430	5,145	21,041	6,604	6,738
Fees	2,984	3,216	3,322	3,740	13,263	3,709	3,792
General Expenses	(4,321)	(4,331)	(4,436)	(4,831)	(17,919)	(4,629)	(4,550)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(8,698)	(2,200)	(2,205)
Administrative Expenses²	(2,214)	(2,274)	(2,300)	(2,434)	(9,222)	(2,429)	(2,344)
Tax Expenses	(804)	(810)	(822)	(899)	(3,335)	(906)	(892)
Investments in Affiliates and Subsidiaries	2	1	1	2	7	5	11
Other Operating Income/Expenses	(1,197)	(1,184)	(1,065)	(860)	(4,306)	(1,372)	(1,528)
Operating Profit	1,838	2,184	2,430	2,298	8,750	3,411	3,572
Non Operating Income	26	(5)	20	(5)	36	(68)	(210)
Net Profit before Tax	1,863	2,179	2,450	2,293	8,785	3,343	3,362
Income Tax and Social Contribution	(205)	(319)	(482)	(325)	(1,330)	(973)	(926)
Minority Interest	1	(55)	(85)	21	(117)	(90)	(101)
Net Profit	1,660	1,806	1,884	1,989	7,339	2,280	2,335
¹ Excluding 100% of the goodwill amortization expense, the tax hedge effect and other adjustments, as stated on pages 29 and 30.
² Administrative expenses exclude 100% of the goodwill amortization expense.

Under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure on taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exposure on taxes.

EXCHANGE HEDGE	1Q16	2Q16	3Q16	4Q16	2016	1Q17	2Q17
(R$ million)

Net Interest Income	3,434	3,648	(409)	41	6,715	967	(1,665)
Tax Expenses	(336)	(357)	40	(4)	(657)	(95)	163
Income Tax	(3,098)	(3,292)	369	(37)	(6,058)	(872)	1,502

 Accounting and Managerial Results Reconciliation

For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below. It should be clarified that these adjustments, except for the amortization of goodwill, have no effect on net profit.

ACCOUNTING AND MANAGERIAL	1H17	Reclassifications					1H17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Managerial

Net Interest Income	18,492	698	(1,335)	-	-	111	17,966
Allowance for Loan Losses	(5,961)	-	1,384	-	-	(47)	(4,624)
Net Interest Income after Loan Losses	12,531	698	49	-	-	64	13,342
Fees	7,501	-	-	-	-	-	7,501
General Expenses	(9,425)	-	-	911	(665)	-	(9,179)
Personnel Expenses	(3,741)	-	-	-	(665)	-	(4,406)
Administrative Expenses	(5,685)	-	-	911	-	-	(4,773)
Tax Expenses	(1,729)	(68)	-	-	-	-	(1,798)
Investments in Affiliates and Subsidiaries	16	-	-	-	-	-	16
Other Operating Income/Expenses	(2,787)	-	(49)	-	-	(64)	(2,900)
Operating Income	6,106	630	-	911	(665)	-	6,983
Non Operating Income	(278)	-	-	-	-	-	(278)
Net Profit before Tax	5,828	630	-	911	(665)	-	6,705
Income Tax and Social Contribution	(1,269)	(630)	-	-	-	-	(1,899)
Profit Sharing	(665)	-	-	-	665	-	-
Minority Interest	(190)	-	-	-	-	-	(190)
Net Profit	3,704	-	-	911	-	-	4,615

ACCOUNTING AND MANAGERIAL	1H16	Reclassifications					1H16
RESULTS RECONCILIATION (R$ million)	Accounting Pro Forma	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Managerial

Net Interest Income	23,106	(7,082)	(1,401)	-	-	782	15,405
Allowance for Loan Losses	(5,753)	-	1,401	-	-	(587)	(4,939)
Net Interest Income after Loan Losses	17,353	(7,082)	-	-	-	195	10,466
Fees	6,200	-	-	-	-	-	6,200
General Expenses	(8,944)	-	-	906	(614)	-	(8,652)
Personnel Expenses	(3,550)	-	-	-	(614)	-	(4,164)
Administrative Expenses	(5,394)	-	-	906	-	-	(4,488)
Tax Expenses	(2,307)	692	-	-	-	-	(1,614)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	3
Other Operating Income/Expenses	(2,186)	-	-	-	-	(195)	(2,381)
Operating Income	10,119	(6,390)	-	906	(614)	-	4,022
Non Operating Income	21	-	-	-	-	-	21
Net Profit before Tax	10,140	(6,390)	-	906	(614)	-	4,043
Income Tax and Social Contribution	(6,913)	6,390	-	-	-	-	(523)
Profit Sharing	(614)	-	-	-	614	-	-
Minority Interest	(53)	-	-	-	-	-	(53)
Net Profit	2,560	-	-	906	-	-	3,466

ACCOUNTING AND MANAGERIAL	2Q17	Reclassifications					2Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Managerial

Net Interest Income	7,951	1,665	(547)	-	-	29	9,098
Allowance for Loan Losses	(2,941)	-	545	-	-	36	(2,360)
Net Interest Income after Loan Losses	5,010	1,665	(1)	-	-	64	6,738
Fees	3,792	-	-	-	-	-	3,792
General Expenses	(4,660)	-	-	456	(346)	-	(4,550)
Personnel Expenses	(1,860)	-	-	-	(346)	-	(2,205)
Administrative Expenses	(2,800)	-	-	456	-	-	(2,344)
Tax Expenses	(729)	(163)	-	-	-	-	(892)
Investments in Affiliates and Subsidiaries	11	-	-	-	-	-	11
Other Operating Income/Expenses	(1,465)	-	1	-	-	(64)	(1,528)
Operating Income	1,959	1,502	-	456	(346)	-	3,572
Non Operating Income	(210)	-	-	-	-	-	(210)
Net Profit before Tax	1,750	1,502	-	456	(346)	-	3,362
Income Tax and Social Contribution	576	(1,502)	-	-	-	-	(926)
Profit Sharing	(346)	-	-	-	346	-	-
Minority Interest	(101)	-	-	-	-	-	(101)
Net Profit	1,879	-	-	456	-	-	2,335

ACCOUNTING AND MANAGERIAL	1Q17	Reclassifications					1Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Managerial

Net Interest Income	10,541	(967)	(789)	-	-	83	8,868
Allowance for Loan Losses	(3,020)	-	839	-	-	(83)	(2,264)
Net Interest Income after Loan Losses	7,521	(967)	50	-	-	-	6,604
Fees	3,709	-	-	-	-	-	3,709
General Expenses	(4,765)	-	-	456	(319)	-	(4,629)
Personnel Expenses	(1,881)	-	-	-	(319)	-	(2,200)
Administrative Expenses	(2,884)	-	-	456	-	-	(2,429)
Tax Expenses	(1,000)	95	-	-	-	-	(906)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	5
Other Operating Income/Expenses	(1,323)	-	(50)	-	-	-	(1,372)
Operating Income	4,147	(872)	-	456	(319)	-	3,411
Non Operating Income	(68)	-	-	-	-	-	(68)
Net Profit before Tax	4,078	(872)	-	456	(319)	-	3,343
Income Tax and Social Contribution	(1,845)	872	-	-	-	-	(973)
Profit Sharing	(319)	-	-	-	319	-	-
Minority Interest	(90)	-	-	-	-	-	(90)
Net Profit	1,824	-	-	456	-	-	2,280

1Foreign Exchange Hedge: more details on page 28.

2Credit Recovery: reclassified from Revenue from Loan Operations to Allowance for Loan Losses and, from 2017 onwards, it includes provision for guarantees provided.

3Amortization of Goodwill: reversal of goodwill amortization expenses.

4Exchange Rate Fluctuation: includes, in addition to the effect of exchange rate fluctuation, reclassifications between different lines of the Bank's results (other operating income/expanses, allowance for loan losses, and non-operating result) for better comparability with previous quarters.

Santander
Earnings Release (BR GAAP) | 2Q17

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer